Issuer Free Writing Prospectus (to the Preliminary Prospectus Supplement dated June 29, 2009) Filed pursuant to Rule 433 Registration No. 333-136563 333-136563-01

2009-1A EETC Investor Presentation June 29, 2009

Safe Harbor Please note that many of our statements will constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which constitute the Company's expectations or beliefs concerning future events. These matters are subject to a number of factors that could cause actual results to differ from our expectations. These factors include, but are not limited to, domestic and international economic conditions, commodity prices, general competitive factors including, but not limited to, government regulations, uncertainty in domestic or international operations, acts of war or terrorism, our ability to access the capital markets and changes in the Company's business strategy, any of which could affect our actual results. Additional information concerning these and other factors is contained in our Securities and Exchange Commission filings, including but not limited to our quarterly report on Form 10-Q for the quarter ended March 31, 2009 and annual report on Form 10-K for the year ended December 31, 2008. 1

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs at 1-866-471-2526 or Morgan Stanley at 1-866-718-1649 (institutional investors). 2

American Airlines 2009-1 Class A EETC American Airlines ("American") is offering $520,110,000 of Class A Pass Through Certificates, Series 2009-1 The Certificates will have the benefit of a security interest in the following 20 aircraft: 16 new Boeing 737-800 aircraft, selected from a pool of 59 new aircraft, to be delivered to American between July 2009 and October 2010 4 Boeing 777-200ER currently unencumbered aircraft originally delivered to American in 1999 and 2000 Joint Structuring Agents & Bookrunners: Goldman Sachs and Morgan Stanley Co-Lead Manager: Calyon Securities 3

Summary of the Offering Principal Amount $520,110,000 Expected Ratings (Moody's / S&P) Baa3 / A- Initial1 and Highest LTV 48.7%, 48.7% Interest Rate Fixed, semi-annual, 30/360 count Expected Principal Distribution Window 0.5 to 10 years Initial Average Life 7.3 years Regular Distribution Dates January 2 and July 2, commencing January 2, 2010 Final Expected Distribution Dates July 2, 2019 Final Legal Distribution Date January 2, 2021 Section 1110 Protection Yes Liquidity Facility Coverage 3 semi-annual interest payments Depositary Funds raised to finance new delivery of B737-800 aircraft will be held in escrow with the Depositary and withdrawn from time to time to purchase Equipment Notes as the B737-800 aircraft are delivered. 1 Initial LTV as of January 2, 2011 after all aircraft are expected to have been delivered. 4

Structural Strengths Senior Ranking of Certificates Single Class A tranche offered, with option to issue an additional subordinated tranche in the future Single standard post 2004 EETC waterfall If American elects to select a Class B Liquidity Provider, all payments owed to the Class B liquidity provider will be subordinate to payments due to Class A certificate holders Ample Collateral Coverage Initial and maximum LTV of 48.7% Appraisals indicate collateral cushion of 51.3% to 70.5% over the life of the Class A Certificates1 1 The percentages were calculated assuming the aircraft specified in page 7 of this presentation are the B737-800 scheduled for delivery between July 2009 and October 2010 financed hereunder. 5

Cross-Default Feature Stronger Cross-Default Feature than Previous EETCs Cross-Default of all aircraft from day one versus at maturity Cross-Collateralization of all aircraft Particularly beneficial with variety of aircraft vintages and models in the collateral pool 6

Collateral Summary 1 The lesser of the average and median values as appraised by AISI, BK Associates and Morten Beyer & Agnew (Maintenance Adjusted Base Value in the case of the Currently Owned Aircraft and standard Base Value in the case of the New Deliveries). 2 16 new aircraft selected from a pool of 59 B737-800 to be delivered between July 2009 and October 2010. 3 "W" indicates winglets. 7

American has obtained Desktop Appraisals from three appraisers: Morten Beyer & Agnew, BK Associates and Aircraft Information Services Appraisals calculated using Maintenance Adjusted Base Values for the currently owned aircraft and Base Values for the new aircraft Maintenance Adjusted Base Value includes adjustments from the mid-time, mid-life baseline to account for the actual maintenance status of the aircraft Appraisers looked at specific maintenance records of each of the currently owned aircraft Provides a more precise valuation of a given aircraft than Base Value Aggregate aircraft appraised value of $1,094,280,0001 Appraisals are available in the Preliminary Prospectus Supplement Aircraft Appraisals 1 Note: The percentages were calculated assuming the aircraft specified in page 7 of this presentation are the B737-800 scheduled for delivery between July 2009 and October 2010 financed hereunder. Appraised value is the lesser of the average and median values of each aircraft as appraised by three appraisers. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value. 8

High Quality Collateral Pool Note: The percentages were calculated assuming the aircraft specified in page 7 of this presentation are the B737-800 scheduled for delivery between July 2009 and October 2010 financed hereunder. All appraised values calculated using LMM Base Values Source: Morten Beyer & Agnew Aviation Consulting; American Airlines The B777-200ER and B737-800 are among the most popular and liquid aircraft models in production The majority of the pool is comprised of new delivery B737-800 aircraft, the best- selling model of narrowbody commercial aircraft The B777-200ER and B737-800 are core aircraft types to American's fleet operations 737-800 71% $780.7 MM 16 Aircraft 777-200ER 29% $313.6 MM 4 Aircraft 9

Boeing 737-800 Overview The B737 family is the world's all-time best selling family of narrowbody commercial aircraft Over 2,500 B737 aircraft in operation among 140 operators The B737-800 is the best selling model within the B737 family #1 in terms of order book (3,193) #2 in terms of current operators (117) The new deliveries will be added to American's current fleet of 84 B737-800's and are intended to help eventually replace American's fleet of approximately 270 MD-80's The B737-800s burn 35% less fuel than the MD-80 on a seat-mile basis They will be outfitted with Blended Winglets(tm) which provide significant operating, fuel efficiency and environmental benefits Source: The Boeing Company; MBA Appraisal, June 2009; American Airlines 10

Boeing 777-200ER Overview The B777-200ER is the most popular widebody aircraft in service and a staple of the trans-Atlantic and trans-Pacific fleets of many operators The B777 family is the second best selling widebody family in Boeing history and fourth best selling aircraft in Boeing history The B777-200ER has strong potential for freighter conversion, which can extend the life of the aircraft and support residual values Availability is limited with most surplus aircraft now absorbed. In the medium term, the B777-200ER is well-positioned with a broad operator and distribution base The B777-200ER flies throughout the American Airlines network to any of 16 different airports in the U.S., Europe, South America and Asia Source: The Boeing Company; MBA Appraisal, June 2009; American Airlines 11

Company Information American Airlines, principal subsidiary of AMR Corporation, provides scheduled jet services to approximately 150 destinations throughout North America, the Caribbean, Latin America, Europe and Asia. Together with its regional affiliates, American Airlines serves 250 cities in 40 countries with, on average, more than 3,400 daily flights. More information about American Airlines, including its most recent financial information, can be found in its SEC filings available on the SEC website (www.sec.gov), including but not limited to its quarterly report on Form 10-Q for the quarter ended March 31, 2009 and annual report on Form 10-K for the year ended December 31, 2008. Source: American Airlines 2008 10 - K 12

American Airlines 2009-1A Transaction Voiceover
Introduction
Good morning, my name is Greg Lee, I am a Managing Director at Goldman Sachs. On behalf of American Airlines, Goldman Sachs, Morgan Stanley and Calyon Securities I am pleased to present this Net Roadshow Presentation for American Airline’s offering of $520 Million Class A Pass Through Trust Certificates, Series 2009-1.
Disclaimer
Before we begin I do need to read off an SEC Disclaimer. The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs at 1-866-471-2526 or Morgan Stanley at 1-866-718-1649 (institutional investors).
Slide 3
The Certificates will have the benefit of a security interest in a total of twenty Boeing Aircraft. Sixteen of the aircraft will be new B737-800 aircraft, scheduled for delivery between July 2009 and October 2010. The four owned aircraft are currently unencumbered B777-200ER’s which were delivered to American in 1999 and 2000.
Goldman Sachs and Morgan Stanley are joint structuring agents and book runners on this transaction. The Co-Lead Manager for this transaction is Calyon Securities.
Slide 4
The Principal Amount of the offering is $520,110,000. The transaction is expected to be rated Baa3 by Moody’s and A- by S&P. These ratings reflect the collateral value, Section 1110 benefit and the liquidity facility. The initial LTV is 48.7% and the highest expected LTV is 48.7% as well. The Certificates will bear a fixed interest rate paid semi-annually based on a 30/360 day calendar.
The transaction will have an initial average life of 7.3 years and will have regular distribution dates of January 2 and July 2 commencing this coming January 2, 2010. The expected final distribution date is July 2, 2019 corresponding to a ten year final maturity and the final legal maturity date is January 2, 2021. The transaction will benefit from Section 1110 protection for all of the aircraft. There will be a liquidity facility for 18 months or 3 semi annual interest payments on the Class A Certificates. Initially, a portion of the proceeds of this transaction will be placed with a depositary which will be held in escrow until the Boeing 737-800 aircraft are delivered by the Manufacturer.
Slide 5
I would like to draw your attention to a couple of key structural elements. The transaction will consist of a single Class A Tranche with the option to issue an additional subordinate tranche in the future. The structure features a single waterfall providing for distributions to Class A holders prior to Class B holders with the exception of adjusted Class B interest ranking senior to the principal of the Class A tranche.
If American elects to select a Class B Liquidity Provider, all payments owed to the Class B liquidity provider will be subordinate to payments due to Class A certificate holders.
American has also provided for ample over collateralization for the notes by including an initial and maximum expected LTV of 48.7%. Additionally, the appraised value of the collateral indicates a collateral cushion of 51.3% up to 70.5% over the life of the Class A Certificates.
Slide 6
The transaction will have both cross-default and cross-collateralization on all the aircraft from day one, which is particularly important and represents an enhancement over most previous EETC transactions that have been issued. Most previous transactions offer investors either no cross-default or cross-default at maturity only. This structural enhancement is particularly beneficial with a diversified pool of aircraft vintages and models as are included in this transaction’s collateral pool.
Slide 7
I would like to provide you with a summary of the collateral. As you can see, we provide further detail on each of the aircraft including the type, Manufacturer’s serial number, delivery month and appraised value. American has selected 16 Boeing 737-800s from a pool of 59 aircraft to be delivered between July 2009 and October 2010. All currently owned aircraft are unencumbered.
Slide 8
As in other EETC transactions, American has obtained three desktop appraisals from AISI, BK Associates and Morten Beyer and Agnew. The appraised value of the collateral reflects the lesser of the average and median values as appraised by AISI, BK Associates and Morten Beyer and Agnew. Maintenance Adjusted Base values were used in the case of the currently owned B777-200ER aircraft and standard Base Values in the case of the new B737-800 deliveries.
Maintenance adjusted base values include an adjustment from the midtime, midlife, baseline to account for the actual maintenance status of the aircraft. The appraisers looked at the specific maintenance records of each of the currently owned aircraft to make the necessary adjustments. This process provides a more precise valuation of a given aircraft than the standard base value appraisal. The aggregate aircraft appraised value is $1.094 Billion and the specific appraisals are available in the Prospectus Supplement.

Slide 9
I would like to point out the high quality of the collateral pool being presented for this transaction. The Boeing 777 and the B737 are among the most popular and liquid aircraft models in production. The majority of the collateral pool is comprised of new delivery B737-800 aircraft which represent 71% of the collateral. The B777 and the B737 are core aircraft types to American fleet operations.
Slide 10
I would like to make a couple of comments on the aircraft specifically. The B737 family is the best selling family of narrow body aircraft in the world. There are over 2,500 B737 aircraft in service with 140 different airlines. Within the B737 family, the B737-800 is the best selling model. It ranks number one in terms of its order book with close to 3,200 orders and number 2 in terms of current airline customers with 117. The new deliveries which will be financed in this transaction will supplement American’s current fleet of 84 B737-800 aircraft which are intended to replace American’s fleet of approximately 270 MD80’s over time.
The B737-800s are substantially more fuel efficient than MD80 on a seat mile basis and they will be outfitted with blended winglets which provide significant fuel efficiency, operating and environmental benefits.
Slide 11
The B777-200ER is the most widely used wide body aircraft currently in service and is an international workhorse for many operators on the key transatlantic and transpacific trunk routes. The B777 family ranks only behind the B747 in terms of overall widebody sales and is the fourth best selling aircraft in Boeing history.
Importantly, the B777-200ER is viewed as a very strong candidate for freighter conversion which is important for the extension of the economic useful life of the aircraft thereby supporting stronger residual values. The availability of the B777-200ER in the secondary market is generally limited with most surplus aircraft now absorbed into the global fleet. Over the medium term this aircraft is well positioned due to its broad operator and distribution base. The B777-200ER is a very important part of the American Airlines fleet and flies to any of 16 different airports in the US, Europe, South America and Asia.
Slide 12
American Airlines, principal subsidiary of AMR Corporation, provides scheduled jet services to approximately 150 destinations throughout North America, the Caribbean, Latin America, Europe and Asia. Together with its regional affiliates, American Airlines serves 250 cities in 40 countries with, on average, more than 3,400 daily flights.
More information about American Airlines, including its most recent financial information, can be found in its SEC filings available on the SEC website (www.sec.gov), including but not limited to its quarterly report on Form 10-Q for the quarter ended March 31, 2009 and annual report on Form 10-K for the year ended December 31, 2008.
On behalf of American Airlines, Morgan Stanley, Goldman Sachs and Calyon Securities I would like to thank you for your time and encourage you to reach out to your respective sales persons with any questions regarding this important transaction.